P, E, 11/30/01

333-13586

02012665

U.S. POST OFFICE DELAYED

JAN 3 0 2002

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 333-13586

PROCESSED
FEB 1 1 2002
THOMSON FINANCIAL

For the Month of November, 2001

Total number of pages : 14
The exhibit index is located on page 2.

Mitsui Sumitomo Insurance Company, Limited
(Translation of registrant's name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Information furnished on this form:

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: December 12, 2001

By: Kazuhiko Yaguchi

Kazuhiko Yaguchi
General Manager ,
Shareholder Relations & Legal Dept.

1. [Translation in English]
To: Each Party Concerned

November 9, 2001

Name of Listed Company: Mitsui Sumitomo Insurance Company, Limited (the "Company")
Name of Representative: Hiroyuki Uemura, President and Director
(Securities Code No.: 8752
Stock Exchange(s) where the Company's shares are listed in Japan: The first section of the Tokyo Stock Exchange)
Address of Head Office: 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo
Any inquiry should be made to: Hiroyuki Takahashi
Manager, Financial Accounting Section
Accounting Department
(TEL. 03-3297-6648)
Takuya Yoda
Manager, Corporate Communications Department
(TEL. 03-3297-6705)

NOTICE OF REVISION OF THE BUSINESS RESULTS FORECAST FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001
AND
LOSS ON DEVALUATION OF SECURITIES AS AT THE END OF THE SIX MONTHS ENDED SEPTEMBER 30, 2001

1. Revision of business results forecast:

The Company revised the business result forecasts for the six months ended September 30, 2001 on a non-consolidated basis and a consolidated basis, which were announced on May 18, 2001 and May 30, 2001, respectively, in view of the current trends in operating results, and they are hereby amended as follows:

(1) Revision of non-consolidated business results forecast for the six months ended September 30, 2001

Since net income of Mitsui Marine and Fire Insurance Co., Ltd. (the former company before the merger with The Sumitomo Marine and Fire Insurance Co., Ltd.) for the six months ended September 30, 2001 is expected to exceed the initial forecast, the revision is hereby made.

1. Net premiums written

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd. *	Total of 2 companies
Previous forecast (A)	317.0	290.0	607.0
Revised forecast (B)	317.8	291.7	609.5
Increase or decrease (B)-(A)	0.8	1.7	2.5
Percentage of increase or decrease (%) (B/A)	0.3 %	0.6 %	0.4%

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000)

Results for the corresponding six months of the previous business year	311.0	282.5	593.5

* The figures after deducting the refundable premium of the automobile insurance "*Modo-Rich*", which contains a special clause of premium adjustment and refund at maturity is presented in the column of Former The Sumitomo Marine and Fire Insurance Co., Ltd. in the above table.

2. Ordinary Profit

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
Previous forecast (A)	15.0	16.0	31.0
Revised forecast (B)	13.5	12.7	26.2
Increase or decrease (B)-(A)	- 1.5	- 3.3	- 4.8
Percentage of increase or decrease (%) (B/A)	- 10.0 %	- 20.6 %	- 15.5 %

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000)

Results for the corresponding six months of the previous business year	14.4	12.4	26.8

3. Interim Net Income

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
Previous forecast (A)	4.0	8.5	12.5
Revised forecast (B)	6.7	7.1	13.8
Increase or decrease (B)-(A)	2.7	- 1.4	1.3
Percentage of increase or decrease (%) (B/A)	67.5 %	- 16.5 %	10.4 %

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000

Results for the corresponding six months of the previous business year	10.6	7.7	18.4

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements of the Company's intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Principal reasons for the Revision)

(1) Former Mitsui Marine and Fire Insurance Co., Ltd.

- Even though losses paid for natural disasters and the increase in the reserve for outstanding claims have been small, and interest and dividend income will exceed the initial forecasts, ordinary profit will be initial forecast due to a loss on devaluation of securities amounting to ¥10.0 billion.

- However, the initial forecast is to be amended, because net income for the six months ended September 30, 2001 will be higher than the figures of the initial forecast. This increase is attributable to the fact that ¥3.4 billion of the reversal of the reserve for bad debts, particularly the reserve for bad debts in general which had been provided for receivables from obligors in the normal financial conditions and obligors in the financial conditions requiring attention to be paid, will be stated as an extraordinary income due to a decrease in the total outstanding amount of loans and also a decrease in a bad debt ratio.

(2) Former The Sumitomo Marine and Fire Insurance Co., Ltd.

- Losses due to natural disasters have been little and it is expected that interest and dividend income will exceed the initial forecasts. Nevertheless, ordinary profit will be lower than the initial forecast, due to a ¥11.2 billion loss on devaluation of securities.
- The U.S. branch was incorporated as a company in the U.S., so that gains on the transfer of assets and liabilities amounting to ¥5.9 billion were stated as an extraordinary income. On the other hand, net income for the six months ended September 30, 2001 will be lower than the initial forecast, with the result that a difference on actuarial calculation amounting to ¥5.5 billion, including an operating deficiency in the corporate pension due to the substantial drop of stock prices in the stock market, will be amortized at once and stated as an extraordinary loss.

(2) Revision of consolidated business results forecast for the six months ended September 30, 2001

1. Ordinary Income

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
Previous forecast (A)	502.0	470.0	972.0
Revised forecast (B)	490.0	460.0	950.0
Increase or decrease (B)-(A)	- 12.0	- 10.0	- 22.0
Percentage of increase or decrease (%) (B/A)	- 2.4 %	- 2.1 %	- 2.3 %

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000)

Results for the corresponding six months of the previous business year	511.1	477.9	989.0

2. Ordinary Profit

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
Previous forecast (A)	17.5	16.0	33.5
Revised forecast (B)	15.0	13.0	28.0
Increase or decrease (B)-(A)	- 2.5	- 3.0	- 5.5
Percentage of increase or decrease (%) (B/A)	- 14.3 %	- 18.8 %	- 16.4 %

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000)

Results for the corresponding six months of the previous business year	17.1	13.4	30.5

3. Interim Net Income

(Billions of Yen)

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
Previous forecast (A)	5.0	8.5	13.5
Revised forecast (B)	6.0	3.0	9.0
Increase or decrease (B)-(A)	1.0	- 5.5	- 4.5
Percentage of increase or decrease (%) (B/A)	20.0 %	- 64.7 %	- 33.3 %

(Reference) Results of the corresponding six months of the previous business year (from April 1, 2000 to September 30, 2000)

Results for the corresponding six months of the previous business year	12.4	8.3	20.8

Note:

The foregoing are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors including, adverse economic conditions, currency exchange rate fluctuations, adverse legislative and regulatory developments, delays in new product launches, pricing and insurance product initiatives of competitors, the inability of the Company or its subsidiaries or affiliates to market existing and new insurance products effectively, infringements of the Company's intellectual property rights of the Company or its subsidiaries or affiliates and the adverse outcome of material litigation.

(Principal reasons for the Revision)

Both former Mitsui Marine and Fire Insurance Co., Ltd. and former The Sumitomo Marine and Fire Insurance Co., Ltd. will revise the consolidated business results forecast in accordance with the above revisions of the non-consolidated business results forecast. With respect to former The Sumitomo Marine and Fire Insurance Co., Ltd., a gain amounting to ¥5.9 billion on a non-consolidated basis, which resulted from the incorporation of the U.S. branch as a company, was stated as an unrealized gain and eliminated from consolidated settlement of accounts.

(3) With respect to business result forecasts for the business year ending March 31, 2002 on a non-consolidated basis and consolidated basis, they are currently under revision in the Company and will be made public at the time of the announcement of business results for the six months ended September 30, 2001.

2. Loss on devaluation of securities at the end of the six months ended September 30, 2001

As a result of calculating losses on devaluation of securities as at September 30, 2001, it is hereby notified that losses are set forth below:

	Former Mitsui Marine and Fire Insurance Co., Ltd.	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	Total of 2 companies
(A) Aggregate amount of losses on devaluation of securities as at September 30, 2001	¥10.0 billion	¥11.2 billion	¥21.2 billion
(B) Net asset as at March 31, 2001 (A/B × 100)	¥ 767.6 billion (1.3%)	¥ 737.2 billion (1.5%)	¥ 1,504.8 billion (1.4%)
(C) Ordinary profit as at March 31, 2001 (A/C × 100)	¥ 23.0 billion (43.5%)	¥ 33.3 billion (33.6%)	¥ 56.4 billion (37.7%)
(D) Net income as at March 31, 2001 (A/D × 100)	¥ 13.0 billion (77.0%)	¥ 14.0 billion (79.6%)	¥ 27.1 billion (78.3%)

In both former Mitsui Marine and Fire Insurance Co., Ltd. and former The Sumitomo Marine and Fire Insurance Co., Ltd., securities held for purposes other than selling and buying and trust of money for purposes other than trust of money for management are evaluated and stated at the fair market value method, cost method or amortized cost method; and in the event that market prices decline substantially and it is not recognized there are prospects for a recovery, or in the event that actual prices decline substantially, losses on devaluation shall be effected.

The method to effect a loss on devaluation of marketable securities is as follows, taking accounting standards for the evaluating a loss thereon in the U.S. into consideration.

- Any securities held for purposes other than selling and buying and trust of money for purposes other than trust of money for management, of which market prices at the end of the business year decline 50% or more, will be all recognized as losses.
- Any securities held for purposes other than selling and buying and trusts of money for purposes other than trusted of money for management, of which the market prices at the end of the business year decline 30% or more but less than 50%, will be all recognized as losses, except that any of the securities or trusts of money having been once priced at the book value or more during the past six months. Provided, further, however, that even if any of securities have been once priced at the book value or more, securities of the issuers which are ranked as or below obligors requiring attention to be paid with respect to their financial conditions from the viewpoint of self evaluation of own assets are recognized a loss on devaluation.

The total amount of losses on devaluation of securities of the two companies of which the market prices at the end of the interim period declined by 30% or more amounted to ¥6.4 billion.

Differences on securities, etc. (differences of market value and acquisition cost) are described below:

Differences on Securities, etc.

(Billions of Yen)

		Business year ended March 31, 2001		Business year ending March 31, 2002
		As at Sep. 30, 2000	As at Mar. 31, 2001	As at Sep. 30, 2001
Securities	Former Mitsui Marine and Fire Insurance Co., Ltd.	715.4	695.5	457.5
	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	712.9	673.4	431.4
	Total	1,428.4	1,369.0	888.9
Stock	Former Mitsui Marine and Fire Insurance Co., Ltd.	696.1	644.8	411.8
	Former The Sumitomo Marine and Fire Insurance Co., Ltd.	670.3	562.7	337.5
	Total	1,366.5	1,207.6	749.3

(Note) In the above table, the amounts of marketable securities classified as other securities are presented as the amounts of "market value deducting acquisition cost".

- End –

2.[Translation in English]

November 22, 2001

To whom it may concern:

Mitsui Mutual Life Insurance Company
2-3 Otemachi 1-chome
Chiyoda-ku, Tokyo, Japan

Sumitomo Life Insurance Company
4-35, Shiromi 1-chome
Osaka-shi, Osaka, Japan

Mitsui Sumitomo Insurance Company, Limited
27-2, Shinkawa 2-chome
Chuo-ku, Tokyo, Japan
(Securities Code No.: 8752)

Sumitomo Mitsui Banking Corporation
1-2, Yurakucho 1-chome
Chiyoda-ku, Tokyo, Japan
(Securities Code No.: 8318)

Re: Full-scale Alliance

As at the date hereof, Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Sumitomo Mitsui Banking Corporation agree to implement a full-scale alliance, the details of which are stated below, in order to strengthen the insurance business of the Mitsui Sumitomo Group by further expanding the alliance.

1. Content

Along with globalization of the economy and finance and further progress of deregulation, the structural reform extending throughout the entire Japanese economy, including corporate management, consumer propensity, etc., has been under way. In the insurance business, insurance products and premium rates have been liberalized and companies conducting different businesses and foreign companies have recently entered the Japanese insurance market. Accordingly, competition in the business environment has intensified. Amid these business conditions, each of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Sumitomo Mitsui Banking Corporation has continuously endeavored to offer excellent insurance products and services and strengthen competitiveness, through the alliance of companies belonging to each of Mitsui Group and Sumitomo Group.

[Concrete examples in the past]

- Cooperative activities for development of markets in the non-life insurance area (Mitsui Mutual Life Insurance Company - formerly Mitsui Marine and Fire Insurance Co., Ltd., Sumitomo Life Insurance Company - formerly The

Sumitomo Marine and Fire Insurance Co., Ltd.)

- Sales of automobile insurance (co-insurance developed by a non-life insurance subsidiary of Sumitomo Life Insurance Company and formerly The Sumitomo Marine and Fire Insurance Co., Ltd.) by life insurance sales staff (Sumitomo Life Insurance Company - formerly The Sumitomo Marine and Fire Insurance Co., Ltd.)
- Co-services of employees' welfare (Mitsui Mutual Life Insurance Company - formerly Mitsui Marine and Fire Insurance Co., Ltd. - The Sakura Bank, Ltd., Sumitomo Life Insurance Company - The Sumitomo Bank, Limited)
- Services for life insurance loan policyholders to withdraw money from ATMs of Sumitomo Mitsui Banking Corporation (Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company - Sumitomo Mitsui Banking Corporation)

In the 21st century, it is foreseen that changes in the current operating environment will further be accelerated, as well as that competition will become more severe. Under such conditions, each of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Sumitomo Mitsui Banking Corporation has a common view that it is essential for the Mitsui Sumitomo Group to reinforce the insurance business to lead the Japanese insurance industry and ensure global competitive capabilities by offering superior insurance products and services and improving cost competitiveness. Therefore, each company will further develop the existing alliances towards a full-scale alliance under the new framework of the Mitsui Sumitomo Group.

2. Practice

Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Sumitomo Mitsui Banking Corporation will further expand the alliance as a member of the Mitsui Sumitomo Group and proceed with the following new alliances in addition to the existing alliance among each company, in order to offer sales networks and attractive insurance products corresponding to customer needs, by uniting all forces.

(1) Mutual cooperation for sales channels among insurance companies of the Mitsui Sumitomo Group

In order to further reinforce the most numerous sales channels owned by each insurance company of the Mitsui Sumitomo Group in Japan (Number of sales staff of Mitsui Mutual Life Insurance Company: approximately 16,000, number of sales staff of Sumitomo Life Insurance Company: approximately 48,000, number of agencies of Mitsui Sumitomo Insurance Company, Limited: approximately 91,000, all as at the end of March 31, 2001), mutual cooperation for sales channels, which has been partially grappled with in the past, will be expanded.

(i) Sales of life insurance products of Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company at certain agencies of Mitsui Sumitomo Insurance Company, Limited:

Establishment of a system to commence and promote sales of life insurance products of Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company at certain agencies of Mitsui Sumitomo Insurance

Company, Limited, will be prepared hereinafter.

(ii) Development of the promotion system to sell non-life insurance products by Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company, and life insurance products by Mitsui Sumitomo Insurance Company, Limited

Each company will, with mutual cooperation, prepare for and develop the system, including the organizational response, to sell non-life insurance products by Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company, and life insurance products by Mitsui Sumitomo Insurance Company, Limited. To be concrete, Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company will, under cooperation involving the dispatch of the staff from Mitsui Sumitomo Insurance Company, Limited, promote the establishment of an education and training system of non-life insurance businesses. Similarly, Mitsui Sumitomo Insurance Company, Limited will, under cooperation involving the dispatch of the staff from Mitsui Mutual Life Insurance Company and Sumitomo Life Insurance Company, promote the establishment of an education and training system of life insurance businesses.

(2) Co-research and development of combined products of non-life and life insurance products and financial products, by each insurance company of the Mitsui Sumitomo Group and Sumitomo Mitsui Banking Corporation:

By concentrating insurance product development capabilities owned by Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company and Mitsui Sumitomo Insurance Company, Limited, and the financial function and product development capability owned by Sumitomo Mitsui Banking Corporation, the co-research and development of new products, such as combined non-life and life insurance products and financial products, will be promoted.

(3) Restructure of asset management business of each insurance company of the Mitsui Sumitomo Group and Sumitomo Mitsui Banking Corporation:

The asset management business, which is conducted, respectively, by insurance companies of the Mitsui Sumitomo Group and Sumitomo Mitsui Banking Corporation at present, will be restructured within the Group in the future.

(4) Concentrating non-life insurance subsidiaries of Mitsui Mutual Life Insurance Company into Mitsui Sumitomo Insurance Company, Limited:

In Mitsui Mutual Life Insurance Company promoting the "selection and concentration" and concentrating other businesses into its core business, the retail life insurance business, non-life insurance subsidiaries of Mitsui Mutual Life Insurance Company will be concentrated into Mitsui Sumitomo Insurance Company, Limited.

(5) Expansion of personnel interchange between each insurance company of the Mitsui Sumitomo Group and Sumitomo Mitsui Banking Corporation:

In order to strengthen the full-scale alliance, personnel interchange between the insurance company of the Mitsui Sumitomo Group and Sumitomo Mitsui Banking

Corporation will be further promoted.

3. Future Promotion System for Full-scale Alliance

As a future promotion system, an "alliance promotion committee", consisting of officers in the Senior Executive and Managing Executive ranks of Mitsui Mutual Life Insurance Company, Sumitomo Life Insurance Company, Mitsui Sumitomo Insurance Company, Limited and Sumitomo Mitsui Banking Corporation, will be established to strongly promote the quick implementation of concrete plans for the full-scale alliance stated above and the expansion of individual alliance matters.

- End -

Any inquiry relating hereto should be made to:

Mitsui Mutual Life Insurance Company:	Research & Public Relations Corporate Management Division Mr. Ishikawa Tel No.: (03) 3213-0301
Sumitomo Life Insurance Company:	TOKYO HEAD OFFICE Public Relations Section Mr. Noro Tel No.: (03) 5550-4330
Mitsui Sumitomo Insurance Company, Limited:	Corporate Communications Dept. Mr. Yoda Tel No.: (03) 3297-6705
Sumitomo Mitsui Banking Corporation:	Public Relations Dept. Mr. Furutachi Tel No.: (03) 5512-2678

General View for Full-scale Alliance

Full-scale Alliance

Sumitomo Mitsui Banking Corporation

Restructure of asset management business

Co-research and development of combined products of life and non-life insurance products and financial products

Expansion of personnel interchange

Services for life insurance policyholders to withdraw money from ATMs of Sumitomo Mitsui Banking Corporation

Mitsui Mutual Life Insurance Company

Sumitomo Life Insurance Company

Sales of non-life insurance products through life insurance channels

Co-development of non-life insurance market
Sales of automobile insurance by life insurance sales staff

Development of sales promotion system of non-life insurance

Concentration of non-life subsidiaries of Mitsui Mutual Life Insurance Company into Mitsui Sumitomo Insurance Co., Ltd.

Sales of life insurance products through non-life insurance channels

Sales of life insurance products at the non-life insurance agencies

Development of sales promotion system for life insurance products

Mitsui Sumitomo Insurance Company, Limited